August 1, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, D.C. 20549
Attn: Tracey Houser and Al Pavot

Re:	Merit Medical Systems, Inc. Form 10-K for Fiscal Year Ended December 31, 2023 Filed February 28, 2024 Form 8-K Filed February 28, 2024 Response Letter Dated July 12, 2024 File No. 000-18592

Dear Ms. Houser and Mr. Pavot:

Merit Medical Systems, Inc. (the “Company”), is in receipt of a letter dated July 22, 2024 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above-captioned filings. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below. Our response appears immediately below the comment.

Form 8-K Filed February 28, 2024

Exhibit 99.1

Comment:

1.	We note your response to our comment letter. Based on the information provided for the Foundations for Growth Program costs captured in the corporate transformation and restructuring non-GAAP adjustment, these costs appear to have been incurred in the normal course of your operations. With reference to Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, please confirm that you will no longer exclude the corporate transformation costs from your non-GAAP measures.

Response: Commencing with our Current Report on Form 8-K to be filed later today, financial information presented in earnings releases and other presentation materials which include non-GAAP financial measures will not exclude consulting costs associated with our Foundations for Growth Program from our non-GAAP measures. Prior period presentations of such information will be recast to conform with the current year presentation.

August 1, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services

We appreciate your review of this response. Please feel free to contact me at (801) 316-4959 or through e-mail at rparra@merit.com for any additional questions or comments regarding the foregoing matter.

Very truly yours,

/s/ RAUL PARRA
Chief Financial Officer and Treasurer

Merit Medical Systems, Inc.